

Mail Stop 3720

February 4, 2009

Paul Kelly
President
NB Telecom, Inc.
No. 9 Qinling Road
Yingbin Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang, China 150078

> **Re: NB Telecom, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 29, 2009**
> **File No. 0-53131**

Dear Mr. Kelly:

We have reviewed the above filing and your response letter dated January 29, 2009 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note your response to comment one from our letter dated January 23, 2009. Please revise your preliminary information statement to provide the reasons the parties engaged in the transaction. See Item 14(b)(4) of Schedule 14A and Item 1004(a)(2) of Regulation M-A.

2. We note your statement that disclosure under Item 14(b)(7) of Schedule 14A is not applicable. Please explain in your response why such disclosure would not be required in this information statement.

3. We note that you incorporate by reference your Form 8-K filed with the SEC in lieu of providing disclosure in the information statement itself. Please review Note D of Schedule 14A and either provide us with your analysis that you are

eligible to incorporate such information by reference or revise the document to include the information required by Item 14 of Schedule 14A.

4. Please provide the information required by Items 14(b)(10), 14(b)(11) and 14(c) of Schedule 14A. Alternatively, please explain in your response why such disclosure would not be required in this information statement.

*   *   *   *

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of the filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Sincerely,
/s

Celeste M. Murphy
Legal Branch Chief

Cc: Howard Jiang, Esq.
       Via facsimile: (212) 704-5904